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 FORM 4                                        OMB APPROVAL
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----- Check this box if no longer      OMB Number:       3235-0287
   X  subject to Section 16. Form 4    Expires: September 30, 2002
----- or Form 5 obligations may        Estimated average burden
      continue. SEE Instruction 1(b).  hours per response .... 0.5
                                       ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

Waterfall            John                   C.
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   (Last) (First) (Middle)

  c/o Morgens, Waterfall, Vintiadis & Company, Inc.
  600 Fifth Avenue
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                   (Street)

   New York,          NY                 10020
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   (City) (State) (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Darling International Inc.   DAR
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Day/Year 2/07/03

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5. If Amendment, Date of Original (Month/Day/Year) 1/03/03

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person
- ---------------------------------------------------------------------------
TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2.Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)           action     action         or Disposed of (D)
                        Date       Code           (Instr. 3, 4 and 5)
                         (Month/   (Instr. 8)    --------------------------
                          Day/      -----------    Amount   (A) or   Price
                          Year)     Code    V               (D)
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Common Stock,
par value $.01 per share    1/03/03   S             5,300 (1)   D   $1.81/share
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Common Stock,
par value $.01 per share    1/06/03   S             4,700 (1)   D   $1.89/share
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Common Stock,
par value $.01 per share    1/07/03   S             5,300 (1)   D   $1.87/share
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Common Stock,
par value $.01 per share    1/09/03   S             144,300 (1) D   $1.89/share
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Common Stock,
par value $.01 per share    1/10/03   S             100,000 (1) D   $1.95/share
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Common Stock,
par value $.01 per share    1/14/03   S             17,800 (2)  D   $2.29/share
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Common Stock,
par value $.01 per share    1/15/03   S             13,700 (2)  D   $2.14/share
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Common Stock,
par value $.01 per share    1/16/03   S             21,100 (2)  D   $2.10/share
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Common Stock,
par value $.01 per share    1/17/03   S             7,800 (2)   D   $2.08/share
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Common Stock,
par value $.01 per share    1/21/03   S             11,800 (2)  D   $2.08/share
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Common Stock,
par value $.01 per share    1/23/03   S             34,300 (2)  D   $2.00/share
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Common Stock,
par value $.01 per share    1/24/03   S             6,500 (2)   D   $2.03/share
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Common Stock,
par value $.01 per share    2/07/03   S            12,400 (2)   D   $2.15/share

5. Amount of          6. Ownership     7. Nature of
   Securities            Form: Direct     Indirect
   Beneficially          (D) or Indirect  Beneficial
   Owned following       (I) (Instr. 4)   Ownership
   Reported                               (Instr. 4)
   Transaction(s)
   (Instr. 3
    and 4)
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   6,310,873           I                    (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
  4(b)(v).

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative 2. Conver- 3. Transac- 4. Transac- 5. Number of
Security (Instr. 3)       sion or    tion Date   tion Code   Derivative
                          Exercise   (Month/     (Instr. 8)  Securities
                          Price of    Day/      ------------ Acquired (A)
                          Deriv-      Year)      Code  V     or Disposed
                          ative                              of (D)(Instr.
                         Security                            3, 4, and 5)

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Option - right to buy      $0.56     5/31/02       X            D 44 (4)
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Option - right to buy      $0.56     5/31/02       X            D 516 (5)
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Option - right to buy      $0.56     5/31/02       X            D 88 (6)
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Option - right to buy      $0.56     5/31/02       X            D 124 (7)
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Option - right to buy      $0.56     5/31/02       X            D 726 (8)
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Option - right to buy      $0.56     5/31/02       X            D 134 (9)
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Option - right to buy      $0.56     5/31/02       X            D 32 (10)
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Option - right to buy      $0.56     5/31/02       X            D 507 (11)
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Option - right to buy      $0.56     5/31/02       X            D 1,001 (12)
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Option - right to buy      $0.56     5/31/02       X            D 828 (13)
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


6. Date Exer-     7. Title and Amount      8. Price of      9. Number of
   cisable and Ex-   of Underlying            Derivative       Derivative
   piration Date     Securities               Security         Securities
   (Month/Day/       (Instr. 3 and 4)         (Instr. 5)       Beneficially
   Year)           -------------------                         Owned Following
------------------            Amount or                        Reportable
Date     Expira-       Title  Number of                        Transaction(s)
Exer-    tion                 Shares                             (Instr. 4)
cisable  Date

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5/10/02  8/10/02               Common              44(15)           2,278 (25)
(14)                             Stock
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5/10/02  8/10/02               Common              516(16)          26,571 (26)
(14)                             Stock
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5/10/02  8/10/02               Common              88(17)           4,532 (27)
(14)                            Stock
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5/10/02  8/10/02               Common              124(18)          6,374 (28)
(14)                            Stock
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5/10/02  8/10/02               Common              726(19)          37,388 (29)
(14)                            Stock
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5/10/02  8/10/02               Common              134(20)          6,880 (30)
(14)                            Stock
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5/10/02  8/10/02               Common              32(21)           1,648 (31)
(14)                            Stock
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5/10/02  8/10/02               Common              507(22)          26,096 (32)
(14)                            Stock
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5/10/02  8/10/02               Common              1,001(23)        51,561 (33)
(14)                            Stock
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5/10/02  8/10/02               Common              828(24)          42,672 (34)
(14)                            Stock
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10. Ownership       11. Nature of
    Form of             Indirect
    Derivative          Beneficial
    Security:           Ownership
    Direct (D) or       (Instr. 4)
    Indirect (I)
    (Instr. 4)

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         I                          (35)
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         I                          (35)
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


         I                          (35)
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         I                          (35)
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         I                          (35)
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         I                          (35)
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         I                          (35)
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         I                          (35)
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         I                          (35)
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         I                          (35)
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Explanation of Responses

(1) Represents shares sold by Phaeton International(BVI),Ltd. and Phoenix Partners, L.P. as follows:

            PHAETON INTERNATIONAL (BVI), LTD.           PHOENIX PARTNERS, L.P
            ---------------------------------           ---------------------
1/03/03           2,200 shares                                 3,100 shares
1/06/03           1,900 shares                                 2,800 shares
1/07/03           2,100 shares                                 3,200 shares
1/09/03           58,600 shares                                85,700 shares
1/10/03           40,600 shares                                59,400 shares


(2) Represents shares sold by Endowment Restart LLC.

(3) The designated Reporting Person (as set forth in Item 1) may be considered part of a group consisting of the following direct owners: Phoenix Partners, L.P. (0 shares after the transactions reported herein), Morgens Waterfall Income Partners, L.P. (226,307 shares), Phaeton International(BVI), Ltd. (0 shares after the transactions reported herein), Restart Partners, L.P. (858,097 shares), Restart Partners II, L.P. (1,695,419 shares), Restart Partners III, L.P. (1,403,265 shares), Restart Partners IV, L.P. (873,798 shares) and Restart Partners V, L.P. (150,000 shares).

         The designated Reporting Person may be considered part of a group consisting of Morgens, Waterfall, Vintiadis & Company, Inc. as an indirect owner of the shares directly owned by Endowment Restart LLC (1,103,987 shares). Each Reporting Person hereby disclaims that it has a beneficial interest in the securities owned, directly or indirectly, by any other entity.

(4) Represents 44 options granted to Betje Partners, L.P. on 3/15/02.

(5) Represents 516 options granted to Restart Partners IV, L.P. on 3/15/02.

(6) Represents 88 options granted to Phaeton International(BVI),Ltd. on 3/15/02.

(7) Represents 124 options granted to Phoenix Partners, L.P. on 3/15/02.

(8) Represents 726 options granted to Endowment Restart LLC on 3/15/02. (9) Represents 134 options granted to Morgens Waterfall Income Partners, L.P. on 3/15/02.

(10) Represents 32 options granted to MWV Employee Retirement Plan Group Trust on 3/15/02.

(11) Represents 507 options granted to Restart Partners, L.P. on 3/15/02.

(12) Represents 1,001 options granted to Restart Partners II, L.P. on 3/15/02.

(13) Represents 828 options granted to Restart Partners III, L.P. on 3/15/02.

(14) Options to purchase 1,000 shares originally became exercisable on each of the following dates: 9/15/02, 3/15/03, 9/15/03, 3/15/04; however, pursuant to a change of control acceleration provision in the applicable plan, the options reported herein became exercisable effective 5/10/02.

(15) Represents options exercised on 5/31/02 by Betje Partners, L.P.

(16) Represents options exercised on 5/31/02 by Restart Partners IV, L.P.

(17) Represents options exercised on 5/31/02 by Phaeton International(BVI), Ltd.

(18) Represents options exercised on 5/31/02 by Phoenix Partners, L.P.

(19) Represents options exercised on 5/31/02 by Endowment Restart LLC.

(20) Represents options exercised on 5/31/02 by Morgens Waterfall Income Partners, L.P.

(21) Represents options exercised on 5/31/02 by MWV Employee Retirement Plan Group Trust.

(22) Represents options exercised on 5/31/02 by Restart Partners, L.P.

(23) Represents options exercised on 5/31/02 by Restart Partners II, L.P.

(24) Represents options exercised on 5/31/02 by Restart Partners III, L.P.

(25) Represents options beneficially owned by Betje Partners, L.P.

(26) Represents options beneficially owned by Restart Partners IV, L.P.

(27) Represents options beneficially owned by Phaeton International(BVI), Ltd.

(28) Represents options beneficially owned by Phoenix Partners, L.P.

(29) Represents options beneficially owned by Endowment Restart LLC.

(30) Represents options beneficially owned by Morgens Waterfall Income Partners, L.P.

(31) Represents options beneficially owned by MWV Employee Retirement Plan Group Trust.

(32) Represents options beneficially owned by Restart Partners, L.P.

(33) Represents options beneficially owned by Restart Partners II, L.P.

(34) Represents options beneficially owned by Restart Partners III, L.P.

(35) The designated Reporting Person may be considered part of a group consisting of the following direct owners: Betje Partners, L.P. (2,278 options), Restart Partners IV, L.P. (26,571 options), Phaeton International(BVI),Ltd. (4,532 options), Phoenix Partners, L.P. (6,374 options), Morgens Waterfall Income Partners, L.P. (6,880 options), MWV Employee Retirement Plan Group Trust (1,648 options), Restart Partners, L.P. (26,096 options), Restart Partners II, L.P. (51,561 options), and Restart Partners III, L.P. (42,672 options).

         The designated Reporting Person may be considered part of a group consisting of Morgens, Waterfall, Vintiadis & Company, Inc. as an indirect owner of the options directly owned by Endowment Restart LLC (37,388 options). Each Reporting Person hereby disclaims that it has a beneficial interest in the securities owned, directly or indirectly, by any other entity.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                         /s/    John C. Waterfall                  2/10/03
                       ------------------------------------        --------
                        By: John C. Waterfall, Attorney-in-Fact
                       **Signature of Reporting Person              Date